Exhibit 3.0
C-4006-97
September 12, 2001
In the Office of
Dean Heller
Secretary of State

           CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                    OF
                        STOCK WATCH  MAN, INC.

     Pursuant to the provisions of the Nevada Revised Statutes (NRS), Chapter 78, the following Certificate of Amendment is submitted for filing:

ARTICLE I is hereby amended to read as follows:

                                    Name

   The name of this corporation is NUCLEAR SOLUTIONS, INC.

ARTICLE IV is hereby amended to read as follows:

                              Authorized Stock

     4.1 Authorized Stock. The corporation will have authority to issue One Hundred Ten Million (110,000,000) shares of stock in the aggregate. These shares will be divided into two classes and designated as follows:

     (a)  One Hundred Million (100,000,000) shares of Common Stock, par value:
$0.0001 per share which is non-assessable.

     (b) Ten Million (10,000,000) shares of Preferred Stock, par value: $0.001 per share which may be issued in various series.

All the shares may be issued by the corporation from time to time and for such consideration as may be determined upon and fixed by the board of directors not inconsistent with law, shall be deemed fully paid. There will be no cumulative voting, no preferences, limitations or pre-emptive rights.

     This amendment has been consented to and approved by the unanimous vote of the board of directors and a majority of stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
Dated this 10th day of September, 2001.

/s/ Paul M. Brown                           /s/ Jackie Brown
-----------------                           -----------------
By: Paul M. Brown                           By: Jackie Brown
Title: President                            Title: Secretary

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